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                                                                    Exhibit 99.1

                                    AGREEMENT

THIS AGREEMENT DATED 10th NOVEMBER 2004 IS SIGNED BY AND BETWEEN THE FOLLOWING PARTIES

      1. SATYAM COMPUTER SERVICES LIMITED, a company incorporated and validly existing under the laws of India and having its registered office at Mayfair Centre, S.P. Road, Secunderabad, Andhra Pradesh, India 500 003 a company based in Hyderabad, India (hereinafter referred to as "SCS" which expression shall, unless repugnant to the meaning or context thereof, be deemed to include its successors and assigns).

      2. SAIF INVESTMENT COMPANY LIMITED, a company incorporated in Mauritius and having its registered office at Suite 307, St. James Court, St. Denis Street, Port Louis, Republic of Mauritius (hereinafter referred to as "SAIF" which expression shall, unless repugnant to the meaning or context thereof, be deemed to include its successors and assigns).

      3. VENTURE TECH SOLUTIONS PVT. LTD., a company incorporated and validly existing under the laws of India and having its registered office at 12, Subba Rao Avenue, Chennai 600006, India (hereinafter referred to as "VentureTech" which expression shall, unless repugnant to the meaning or context thereof, be deemed to include its successors and assigns).

      4. SIFY LIMITED, a company incorporated and validly existing under the laws of India and having its principal office at Tidel Park, 2nd Floor, No 4, Canal Bank Road, Taramani, Chennai 600113 (hereinafter referred to as the "Company" which expression shall, unless repugnant to the meaning or context thereof, be deemed to include its successors and assigns).

      The parties desire to set forth their understanding on the matters contained herein in writing as under:

      1. The issued, paid up and subscribed share capital of the Company as on date is Rs.351,116,470 comprised of 35,111,647 equity shares of Rs. 10 each of which 15,720,899 are Indian equity shares (hereinafter the Equity shares) and 19,390,748 are American Depository Receipts (ADRs) listed on NASDAQ.

      2. SCS and VentureTech hold in aggregate 14.7 million equity shares in the Company.

      3. SCS and VentureTech have requested the Company to undertake a program sponsoring an ADS issue to enable SCS, VentureTech and also the other equity shareholders in the Company to convert their Equity shares(excluding the minimum Equity shares to be held as per the requirements of the Indian Companies Act of 1956) to ADRs.

      4. SCS, SAIF and VentureTech have agreed and have proposed to the Company that the sponsored ADR program in respect of the aforesaid number of equity shares be completed in multiple tranches, as SCS or VentureTech may propose from time to time for the Equity shares respectively held by them and the quantum per tranche will be decided by the proposing shareholder. SCS and VentureTech agree that each of them shall not participate in the Sponsored ADR Program initiated by the Company at the instance of the other. The equity shareholders other than SCS or VentureTech will have the right to participate in the sponsored ADR program in any or all of the tranches at their discretion

      5. SCS, VentureTech and all the other equity shareholders shall have the right to acquire the ADRs under the sponsored ADR program in their own name or in the name of any affiliate company which is part of the respective group, subject however to applicable laws, rules, regulations of India and USA.

      6. The Lead Manager shall be in a position to initiate the Sponsored ADR Programme immediately after the approval of the Foreign Investment Promotion Board (FIPB), Government of India, for the issue of ADS against the equity shares. For a period of 21 days from the date of the FIPB

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            approval SCS agrees that it will not call for a tranche for the issue of ADR under the Sponsored ADR program against the underlying Equity shares held by SCS.

      7. In the event SCS receives a firm offer for purchase of their shares or any part thereof before the expiry of 112 days from the date of the FIPB approval or 90 days from the date F 3 registration becomes effective, whichever is later, SCS will forward the offer to VentureTech and VentureTech will have the right to sell their shares first to the proposed purchaser. SCS shall give notice in writing of the proposed sale to VentureTech. In the event VentureTech desires to sell their equity or ADS they shall respond to the offer in writing within 4 days of the receipt of the notice from SCS. If VentureTech fails to exercise the option as above SCS shall be free to sell their shares to the prospective purchaser.

      8. SCS or affiliates of SCS or the purchaser of ADR from SCS shall not sell ADR or its derivates on retail during the above period of 112 days from the date of the FIPB approval or 90 days from the date F 3 registration becomes effective, whichever is later.

      9. SCS, SAIF and VentureTech agree at all times to cause their respective nominee directors to approve a resolution of the Board of Directors to initiate a sponsored ADR program of the Company and vote their respective shareholdings in the Company in favour of any special resolution tabled before the shareholders of the Company at a general meeting as may be required under applicable law.

      10. The Parties shall cooperate at all times with each other and facilitate the above scheme of sponsored ADR. The Company shall take expeditious steps to apply and obtain the necessary corporate and statutory approvals that may be required to initiate and complete the sponsored ADR program and to issue and deliver the registered tradable ADR contemplated under this Agreement in accordance with applicable laws, rules and regulation.

      11. The Parties agree that to the extent provided in this Agreement and on the sponsored ADR program being approved by the shareholders in the general meeting and by the concerned authorities in India and USA the provisions of the Investor Rights Agreement dated October 7, 2002 shall be read subject to the terms of this Agreement.

In witness whereof, the undersigned have executed, or have caused to be executed, this Agreement on the date first written above.

SATYAM COMPUTER SERVICES LIMITED

By: /s/ G. Jayaraman
    -----------------------------------
Name: G. Jayaraman
Title: Vice President - Corp. Affairs
       and Company Secretary

SAIF INVESTMENT COMPANY LIMITED

By: /s/ Ravi C. Adusumalli
    -----------------------------------
Name: Ravi C. Adusumalli
Title: General Partner

VENTURE TECH SOLUTIONS PRIVATE LIMITED

By: /s/ Sandeep Reddy
    -----------------------------------
Name: Sandeep Reddy
Title: Director

SIFY LIMITED

By: /s/ R. Ramaraj
    -----------------------------------
Name: R. Ramaraj
Title: CEO